-----------------------------
                                                        OMB Approval
                                                 OMB Number:  3235-0145
                                                 Expires:  December 31, 1997
                                                 Estimated average burden
                                                 hours per response....14.90
                                                -----------------------------










                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                          SCHEDULE 13G/A



             Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

                      Grant Geophysical, Inc.
---------------------------------------------------------------------
                         (Name of Issuer)

        $2.4375 Convertible Exchangeable Preferred Stock,
---------------------------------------------------------------------
                  (Title of Class of Securities)

                             388085201
                      ----------------------
                          (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------               ----------------------------
CUSIP No. 388085201               13G        Page   2  of  6  Pages
-----------------------------               ----------------------------


-------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Salomon Inc
              22-1660266
-------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) |_|
                                                  (b) |X|
-------------------------------------------------------------------------
  3     SEC USE ONLY



-------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-------------------------------------------------------------------------
                   5    SOLE VOTING POWER

  NUMBER OF                   ---
                ---------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    433
                ---------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     ---
                ---------------------------------------------------------
    WITH           8    SHARED  DISPOSITIVE POWER

                              433
-------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              433
-------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*                       |_|


-------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0.0%
-------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

              HC, CO
-------------------------------------------------------------------------

               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Grant Geophysical, Inc. ("Grant")

Item 1(b). Address of Issuer's Principal Executive Offices:

           10615 Shadow Wood Drive
           Houston, Texas  77043

Item 2(a). Name of Person Filing:

           Salomon Inc

Item 2(b). Address or Principal Office or, if none, Residence:

           Seven World Trade Center
           New York, New York  10048

Item 2(c). Citizenship or Place of Organization:

           Delaware

Item 2(d). Title of Class of Securities:

           $2.4375 Convertible Exchangeable Preferred Stock par value $.01 per share (the "Preferred Stock").

Item 2(e). CUSIP Number:

           388085201

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (a) [ ] Broker or Dealer registered under Section 15 of the Act;

           (b)  [  ] Bank as defined in Section 3(a)(6) of the Act;

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;



                             Page 3
                            of 6 Pages

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F);

           (g) [X] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G);

           (h)  [  ] Group, in accordance with ss. 240.13d-1(b)(1)
                     (ii)(H).

Item 4.    Ownership.

           (a)  Amount Beneficially Owned as of December 31, 1996:
                433 shares.

           (b)  Percent of Class:  0.0%.

           (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote:  --

                (ii)  shared power to vote or to direct the vote:
                      433

                (iii)  sole power to dispose or to direct the
                       disposition of:  --

                (iv)  shared power to dispose or to direct the
                      disposition of:  433

                As a result of a missed dividend payment on March 31, 1994 that constituted the sixth consecutive missed quarterly dividend on the Preferred Stock, holders of the Preferred Stock became entitled, until such time if any that such arrearage is eliminated, to elect two additional directors to the Board of Directors of Grant. As of December 31, 1996, such arrearage had not been eliminated. As a result, the Preferred Stock may be viewed as a class of "equity security" within the meaning of Rule 13d-1(d) separate from the common stock, par value $.002 per share (the "Common Stock"), of Grant. As of December 31, 1996, Salomon Brothers Inc ("SBI"), an indirect, wholly owned subsidiary of Salomon Inc, held directly 433 shares of Preferred Stock, representing 0.02% of the 2,300,000 shares of Preferred Stock reported to be outstanding in Grant's Quarterly Report on Form 10-Q for the period ended September 30, 1996. SBI acts as a market maker for the Preferred Stock, which is registered on the NASDAQ National Market System.

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].




                             Page 4
                            of 6 Pages

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

           Not Applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company

           Salomon Inc is filing this amendment to its Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) and Rule 13d-2(b) under the Securities Exchange Act of
           1934, as amended. See Exhibit 1.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group.

           Not Applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997

                            SALOMON INC



                            By  /s/ Arnold S. Olshin
                              ------------------------------
                                Name:  Arnold S. Olshin
                                Title:  Secretary



                             Page 5
                            of 6 Pages

                                                           EXHIBIT 1





           Salomon Brothers Inc ("SBI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), is a Delaware corporation that is a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc. The principal places of business of SBI and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this amendment to its Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) and Rule 13d-2(b) under the 1934 Act as a "parent holding company" of SBI and SBHC in order to report (x) the direct beneficial ownership by SBI of the $2.4375 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock") of Grant Geophysical, Inc. and (y) the indirect beneficial ownership by SBHC and Salomon Inc of the Preferred Stock directly beneficially owned by SBI.


                             Page 6
                            of 6 Pages

                                                -----------------------------
                                                        OMB Approval
                                                 OMB Number:  3235-0145
                                                 Expires:  December 31, 1997
                                                 Estimated average burden
                                                 hours per response....14.90
                                                -----------------------------








                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                          SCHEDULE 13G/A


             Under the Securities Exchange Act of 1934
                         (Amendment No.2)*


                      Grant Geophysical, Inc.
-----------------------------------------------------------------------------
                         (Name of Issuer)

$2.4375 Convertible Exchangeable Preferred Stock, par value $.01 per share
-----------------------------------------------------------------------------
                  (Title of Class of Securities)

                            388085201
                 -------------------------------
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                    ---------------------------
CUSIP No.  388085201                13G        Page   2   of  6  Pages
---------------------------                    ---------------------------

--------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Salomon Inc
           22-1660266
--------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)  [   ]
                                          (b)  [ X ]
--------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware

--------------------------------------------------------------------------
                5    SOLE VOTING POWER

                          ---
  NUMBER OF
                --------------------------------------------------------
   SHARES
                6    SHARED VOTING POWER
 BENEFICIALLY
                          128,933
  OWNED BY
                --------------------------------------------------------
    EACH        7    SOLE DISPOSITIVE POWER

  REPORTING               ---

   PERSON
                --------------------------------------------------------
    WITH        8    SHARED DISPOSITIVE POWER

                          128,933
--------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           128,933
--------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [   ]


--------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.98%

--------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

           HC, CO

--------------------------------------------------------------------------
                *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Grant Geophysical, Inc. ("Grant")

Item 1(b). Address of Issuer's Principal Executive Offices:

           10615 Shadow Wood Drive
           Houston, Texas  77043

Item 2(a). Name of Person Filing:

           Salomon Inc

Item 2(b). Address or Principal Office or, if none, Residence:

           Seven World Trade Center
           New York, New York  10048

Item 2(c). Citizenship or Place of Organization:

           Delaware

Item 2(d). Title of Class of Securities:

           $2.4375 Convertible Exchangeable Preferred Stock par value $.01 per share (the "Preferred Stock").

Item 2(e). CUSIP Number:

           388085201

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (a)  [  ] Broker or Dealer registered under Section 15 of the
                     Act;

           (b)  [  ] Bank as defined in Section 3(a)(6) of the Act;

           (c)  [  ] Insurance Company as defined in Section 3(a)(19) of the
                     Act;

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;


                             Page 3
                           of 6 Pages

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F);

           (g) [X] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G);

           (h)  [  ] Group, in accordance with
                     ss. 240.13d-1(b)(1)(ii)(H).

Item 4.    Ownership.

           (a)  Amount Beneficially Owned as of December 31, 1995:
                128,933 shares.

           (b)  Percent of Class: 5.98%.

           (c)  Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote:
                    --

                (ii) shared power to vote or to direct the
                     vote:  128,933

                (iii) sole power to dispose or to direct the
                      disposition of:  --

                (iv) shared power to dispose or to direct the
                     disposition of:  128,933

                As a result of a missed dividend payment on March 31, 1994 that constituted the sixth consecutive missed quarterly dividend on the Preferred Stock, holders of the Preferred Stock became entitled, until such time if any that such arrearage is eliminated, to elect two additional directors to the Board of Directors of Grant. As of December
           31, 1995, such arrearage had not been eliminated.
           As a result, the Preferred Stock may be viewed as a class of "equity security" within the meaning of Rule 13d-1(d) separate from the common stock, par value $.002 per share (the "Common Stock"), of Grant. As of December 31, 1995, Salomon
           Brothers Inc ("SBI"), an indirect, wholly owned subsidiary of Salomon Inc, held directly 128,933 shares of Preferred Stock, representing 5.98% of the 2,157,000 shares of Preferred Stock reported to be outstanding in Grant's Quarterly Report on Form 10-Q for the period ended September 30, 1995. SBI acts as a market maker for the Preferred Stock, which is registered on the NASDAQ National Market System.

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following
           [   ].



                             Page 4
                           of 6 Pages

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

           Not Applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

           Salomon Inc is filing this amendment to its Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) and Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. See Exhibit 1.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group.

           Not Applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1996

                          SALOMON INC


                          By /s/ Arnold S. Olshin
                             ------------------------
                             Name:  Arnold S. Olshin
                             Title:  Secretary


                              Page 5
                           of 6 Pages

                                                          EXHIBIT 1
                                                          ---------

           Salomon Brothers Inc ("SBI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), is a Delaware corporation that is a wholly owned subsidiary of Salomon Brothers Holding Company
Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc. The principal places of business of SBI and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this amendment to its Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) and Rule 13d-2(b) under the 1934 Act as a "parent holding company" of SBI in order to report (x) the direct beneficial ownership by SBI of the $2.4375 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Grant
Geophysical, Inc. and (y) the indirect beneficial ownership by SBHC and Salomon Inc of the Preferred Stock beneficially owned by SBI.



                             Page 6
                           of 6 Pages



                                                -----------------------------
                                                        OMB Approval
                                                 OMB Number:  3235-0145
                                                 Expires:  October 31, 1994
                                                 Estimated average burden
                                                 hours per response....14.90
                                                -----------------------------








                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                        (Amendment No. 1 )*


                      Grant Geophysical, Inc.
------------------------------------------------------------------------
                         (Name of Issuer)

              Common Stock, par value $.002 per share
------------------------------------------------------------------------
                  (Title of Class of Securities)

                            388085102
                 -------------------------------
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                    ---------------------------
CUSIP No.  388085102                13G        Page   2   of  7  Pages
---------------------------                    ---------------------------

--------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Salomon Inc
           22-1660266
--------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)  [   ]
                                          (b)  [ X ]
--------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware

--------------------------------------------------------------------------
                5    SOLE VOTING POWER

                          ---
  NUMBER OF
                --------------------------------------------------------
   SHARES
                6    SHARED VOTING POWER
BENEFICIALLY
                          863,422
  OWNED BY
                --------------------------------------------------------
    EACH        7    SOLE DISPOSITIVE POWER

  REPORTING               ---

   PERSON
                --------------------------------------------------------
    WITH        8    SHARED DISPOSITIVE POWER

                          863,422
--------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           863,422
--------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


--------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.7%

--------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

           HC, CO

--------------------------------------------------------------------------
                *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Grant Geophysical, Inc. ("Grant")

Item 1(b). Address of Issuer's Principal Executive Offices:

           10615 Shadow Wood Drive
           Houston, Texas

Item 2(a). Name of Person Filing:

           Salomon Inc

Item 2(b). Address or Principal Office or, if none, Residence:

           Seven World Trade Center
           New York, New York  10048

Item 2(c). Citizenship or Place of Organization:

           Delaware

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.002 per share
           (the "Common Stock")

Item 2(e). CUSIP Number:

           388085102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (a)  [  ] Broker or Dealer registered under Section 15 of the
                     Act;

           (b)  [  ] Bank as defined in Section 3(a)(6) of the Act;

           (c)  [  ] Insurance Company as defined in Section 3(a)(19) of the
                     Act;

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;


                        Page 3 of 7 Pages

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F);

           (g) [X] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G);

           (h)  [  ] Group, in accordance with
                     ss. 240.13d-1(b)(1)(ii)(H).

Item 4.    Ownership

           (a)  Amount Beneficially Owned as of December 31, 1993:
                863,422 shares.

           (b)  Percent of Class: 6.7%.

           (c)  Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote:
                    --

                (ii) shared power to vote or to direct the
                     vote:  863,422

                (iii) sole power to dispose or to direct the
                      disposition of:  --

                (iv) shared power to dispose or to direct the
                     disposition of:  863,422

                As of December 31, 1993, Salomon Brothers Inc ("SBI"), an indirect, wholly owned subsidiary of Salomon Inc, held directly (x) 309,320 shares of $2.4375 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Grant, representing the right to receive, upon conversion at the rate of 2.739726 shares of Common Stock per share of Preferred Stock,
           847,452 shares of Common Stock and (y) 15,970 shares of Common Stock. Such holdings represent in the aggregate 6.7% of the 12,959,818 shares of Common Stock outstanding (including the shares issuable upon the conversion of the Preferred Stock held by SBI).

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five

                        Page 4 of 7 Pages
           percent of the class securities, check the following
           [   ].

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

           Not Applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

           Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934, as amended. See
           Exhibit 1.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group.

           Not Applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                        Page 5 of 7 Pages

Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1994

                          SALOMON INC


                          By /s/ Arnold S. Olshin
                             ------------------------
                             Name:  Arnold S. Olshin
                             Title:  Secretary



                        Page 6 of 7 Pages

                                                          EXHIBIT 1


           Salomon Brothers Inc ("SBI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), is a Delaware corporation that is a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc. The principal places of business of SBI and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this Statement on
Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the 1934 Act as a "parent holding company" of SBI in order to report (x) the direct beneficial ownership by SBI of the Common Stock, par value $.002 per share (the "Common Stock"), and the $2.4375 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Grant Geophysical, Inc. and (y) the indirect beneficial ownership by SBHC and Salomon Inc of the Common Stock and the Preferred Stock beneficially owned by SBI.



                        Page 7 of 7 Pages

                                                -----------------------------
                                                        OMB Approval
                                                 OMB Number:  3235-0145
                                                 Expires:  October 31, 1994
                                                 Estimated average burden
                                                 hours per response....14.90
                                                -----------------------------










                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G
             Under the Securities Exchange Act of 1934
                     (Amendment No.        )*

                      Grant Geophysical, Inc.
---------------------------------------------------------------------
                         (Name of Issuer)

        $2.4375 Convertible Exchangeable Preferred Stock,
                    par value $.01 per share
---------------------------------------------------------------------
                  (Title of Class of Securities)

                             388085201
                       ---------------------
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                    ---------------------------
CUSIP No.  388085201              13G          Page   2   of  7  Pages
---------------------------                    ---------------------------

--------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Salomon Inc
           22-1660266
--------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)  [   ]
                                          (b)  [ X ]
--------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware

--------------------------------------------------------------------------
                5    SOLE VOTING POWER

                          ---
  NUMBER OF
                --------------------------------------------------------
   SHARES
                6    SHARED VOTING POWER
BENEFICIALLY
                          249,088
  OWNED BY
                --------------------------------------------------------
   EACH         7    SOLE DISPOSITIVE POWER

 REPORTING                 ---

  PERSON
                --------------------------------------------------------
  WITH          8    SHARED DISPOSITIVE POWER

                          249,088
--------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           249,088
--------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


--------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.5%

--------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

           HC, CO

--------------------------------------------------------------------------
                *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Grant Geophysical, Inc. ("Grant")

Item 1(b). Address of Issuer's Principal Executive Offices:

           10615 Shadow Wood Drive
           Houston, Texas

Item 2(a). Name of Person Filing:

           Salomon Inc

Item 2(b). Address or Principal Office or, if none, Residence:

           Seven World Trade Center
           New York, New York  10048

Item 2(c). Citizenship or Place of Organization:

           Delaware

Item 2(d). Title of Class of Securities:

           $2.4375 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock").

Item 2(e). CUSIP Number:

           388085201

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (a)  [  ] Broker or Dealer registered under Section 15 of the
                     Act;

           (b)  [  ] Bank as defined in Section 3(a)(6) of the Act;

           (c)  [  ] Insurance Company as defined in Section 3(a)(19) of the
                     Act;

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;


                        Page 3 of 7 Pages

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F);

           (g) [X] Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G);

           (h)  [  ] Group, in accordance with
                     ss. 240.13d-1(b)(1)(ii)(H).

Item 4.    Ownership

           (a)  Amount Beneficially Owned as of March 31, 1993:
                249,088 shares.

           (b)  Percent of Class: 11.5%.

           (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote:
                     --

                (ii) shared power to vote or to direct the
                     vote:  249,088

(               iii) sole power to dispose or to direct the
                     disposition of:  --

                (iv) shared power to dispose or to direct the
                     disposition of:  249,088

                As a result of a missed dividend payment on March 31, 1994 that constituted the sixth consecutive missed quarterly dividend on the Preferred Stock, holders of the Preferred Stock became entitled, until such time if any that such arrearage is eliminated, to elect two additional directors to the Board of Directors of Grant. As a result, the Preferred Stock may be viewed as a class of "equity security" within the meaning of Rule 13d-1(d) separate from the common stock, par value $.002 per share (the "Common Stock"), of Grant. As of March 31, 1994, Salomon Brothers Inc ("SBI"), an indirect, wholly owned subsidiary of Salomon Inc, held directly 249,088 shares of the Preferred Stock, representing 11.5% of the 2,157,000 shares of Preferred Stock outstanding. SBI acts as a market maker for the Preferred Stock, which is registered on


                        Page 4 of 7 Pages
           the NASDAQ National Market System. SBI's holdings of the Common Stock are the subject of a separate filing on Schedule 13G.

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person.

           Not Applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

           Salomon Inc is filing this Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934, as amended. See
           Exhibit 1.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of Group.

           Not Applicable.



                        Page 5 of 7 Pages

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1994

                                 SALOMON INC

                                 By /s/ Arnold S. Olshin
                                   --------------------------
                                   Name:  Arnold S. Olshin
                                   Title:  Secretary



                        Page 6 of 7 Pages

                                                         EXHIBIT 1
                                                         ---------

           Salomon Brothers Inc ("SBI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), is a Delaware corporation that is a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc. The principal places of business of SBI and SBHC are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this Statement on
Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the 1934 Act as a "parent holding company" of SBI in order to report (x) the direct beneficial ownership by SBI of the $2.4375 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Grant Geophysical, Inc. and (y) the indirect beneficial ownership by SBHC and Salomon Inc of the Preferred Stock beneficially owned by SBI.





                        Page 7 of 7 Pages